Thacher Proffitt & Wood LLP 1700 Pennsylvania Avenue, N.W. Suite 800 Washington, DC 20006 (202) 347-8400
Fax: (202) 626-1930 www.tpw.com

November 6, 2006

VIA EDGAR AND HAND DELIVERY

Mr. William Friar

Senior Financial Analyst

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	New Westfield Financial, Inc.
Registration Statement on Form S-1
Filed on August 31, 2006 (File No. 333-137024)

Dear Mr. Friar:

We are writing on behalf of our client, New Westfield Financial, Inc. (the “Company”), in response to the letter dated November 3, 2006 from the staff of the Securities and Exchange Commission transmitting their comments to Amendment No. 1 to the Registration Statement on Form S-1 filed by the Company on October 13, 2006 (the “Registration Statement”). Your specific requests for information are set forth verbatim below, followed by the Company’s response. Courtesy copies of Amendment No. 2 to the Registration Statement, marked to show changes made since the filing of Amendment No. 1 to the Registration Statement are included with this letter.

General

1.

We note your response to our prior comment 2 concerning the application of Rule 145; however, we find your analysis unpersuasive. For example, you state that shareholders are not being asked to accept a new or different security in exchange for their existing securities but it appears to us that you are asking shareholders to approve a plan whereby their shares will be exchanged for shares of New Westfield Financial. You argue that the mergers serve to accomplish a reorganization of the company but Rule 145 does not appear to address intent behind the transactions. Furthermore, your explanation still exposes you to reclassifications, as contemplated by Rule 145(a)(1). In addition, you argue that the rights and privileges will be the same in the new entity as the old entity; however, even though shareholders will

Mr. William Friar Senior Financial Analyst U.S. Securities and Exchange Commission November 6, 2006	Page 2

retain their voting rights, they will own shares of a company with a different corporate structure which will alter their investment. Please revisit Rule 145 and revise your disclosure to comply with this rule or provide a more thorough explanation as to why you should be exempt.

The Company notes the Commission’s comment regarding the applicability of Rule 145. Based on discussions with the Staff, it is Thacher Proffitt & Wood LLP’s understanding that the Commission is reviewing this issue in the context of all second-step conversions from a policy perspective and is interested in hearing the legal arguments as to why Rule 145 should not apply to second-step conversion transactions. In particular, it is Thacher Proffitt & Wood LLP’s understanding that the Commission is interested in whether the information contained in the proxy statement covering the exchange of shares of Westfield Financial, Inc. (“Westfield Financial”) for shares of the Company should be included in the Registration Statement and therefore be subject to liability under Section 11 of the Securities Act of 1933, as amended.

Thacher Proffitt & Wood LLP is currently preparing a detailed response to the Commission’s policy concerns regarding the applicability of Rule 145 in the second-step conversion context and will provide such response in the near future. However, neither the Company nor its counsel believes that the issue can be adequately addressed with the Commission prior to the time that the Company will be required to update its financial statements included in the Registration Statement. For this reason, the Company has decided to include the proxy statement for the special meeting of stockholders of Westfield Financial in the Registration Statement and acknowledges that, in doing so, the proxy statement information is subject to Section 11 liability. However, inclusion of this information in the proxy statement should not be interpreted as an acknowledgment that Rule 145 is applicable to second-step conversions generally. This determination will be made by the Commission at a future date. Thacher Proffitt & Wood LLP hopes that the Commission will consider its future submission on the issue before reaching a final determination on the matter.

The Company’s proposal on how best to incorporate the proxy statement into the prospectus is as follows:

1. The cover page of the proxy statement/prospectus would be similar in appearance to the cover page of a merger proxy statement/prospectus found in a Form S-4.

2. The notice of special meeting of stockholders would immediately follow the cover page.

3. The body of the proxy statement for the special meeting of stockholders, which was filed as Exhibit 99.4 to the Registration Statement, would follow. All references to “this proxy statement” would be revised to read “this proxy statement/prospectus.”

4. Finally, the prospectus, financial statements, and notes to the financial statements would follow in their current order.

Mr. William Friar Senior Financial Analyst U.S. Securities and Exchange Commission November 6, 2006	Page 3

The Company believes that the Registration Statement, if amended as outlined above, would comply with the requirements of Form S-4, as such form is used for transactions of the type specified in Rule 145(a).

The vote of the members of Westfield Mutual Holding Company does not involve an exchange of shares that would be governed by Rule 145. As such, it is not appropriate for the proxy statement for members to be included in the Registration Statement. For this reason, the proxy statement for members of Westfield Mutual Holding Company and the prospectus offering shares of the Company will be separate documents. Accordingly, the Company respectfully requests that it be permitted to preserve the integrity of the prospectus as a discrete document. In addition to the proxy statement/prospectus to be distributed to stockholders of Westfield Financial, the Company will be distributing a proxy statement to members of Westfield Mutual Holding Company. Because the proxy statement for the special members’ meeting incorporates by reference to the prospectus, it would be burdensome for the Company to prepare separate prospectuses for different types of investors: one for the stockholders of Westfield Financial, and another for the members of Westfield Mutual Holding Company and persons interested in purchasing stock in the community offering who are not shareholders of Westfield Financial. The Company believes that potential investors are better served through a uniform prospectus for the stock offering of the Company’s stock.

Summary – The Companies – Westfield Financial, page 6

The Conversion and Stock Offering—Share Exchange Ratio for Current Stockholders, page 123

2.	Please reconcile your statement regarding the amount of shares of Westfield Financial publicly held and the amount of shares held by Westfield Mutual Holding Company at June 30, 2006 with your presentation appearing on page 8.

The second sentence on page 6 of the prospectus has been amended to read as follows: “At June 30, 2006, there were 10,580,000 shares of Westfield Financial common stock issued, including treasury stock, and 9,727,012 shares outstanding, of which 4,119,912 shares, or 42.4%, were publicly held and the remaining 5,607,400 shares, or 57.6%, were held by Westfield Mutual Holding Company.”

The calculation of the percentage ownership of Westfield Financial by Westfield Mutual Holding Company and public stockholders, respectively, should be based on the number of shares of issued and outstanding common stock of Westfield Financial, rather than the issued and outstanding common stock Westfield Financial plus treasury stock.

Mr. William Friar Senior Financial Analyst U.S. Securities and Exchange Commission November 6, 2006	Page 4

We Intend to Distribute the Net Proceeds, page 29

3.	We note your response to our prior comment 13 regarding your specific intentions with regard to Westfield Bank and acknowledge that you can not provide exact dollar amounts; however, a rough estimate would suffice. Please revise. Also note the estimated cost to open the new branch in Westfield, Massachusetts.

The table on page 36 of the prospectus has been revised to read as follows:

	Number of shares sold
	Minimum 13,600,000 shares	Midpoint 16,000,000 shares	Maximum 18,400,000 shares	Maximum, As Adjusted 21,160,000 shares
	(Dollars in thousands)
Offering proceeds	$136,000	$160,000	$184,000	$211,600
Plus:
Contribution of Westfield Mutual Holding Company assets	2,655	2,655	2,655	2,655
Less:
Offering expenses, except underwriting commissions and expenses	(1,200)	(1,200)	(1,200)	(1,200)
Underwriting commissions and expenses	(1,295)	(1,525)	(1,756)	(2,021)

Net offering proceeds	136,160	159,930	183,699	211,034
Less:
Proceeds contributed to Westfield Bank:(1)
Real estate loan originations	9,757	9,757	9,757	9,757
Commercial and industrial loan originations	13,537	13,537	13,537	13,537
Consumer loans	377	377	377	377
Mortgage-backed securities	44,409	56,294	68,179	81,846
Total proceeds contributed to Westfield Bank:	68,080	79,965	91,850	105,517
Loan to employee stock ownership plan(2)	5,440	6,400	7,300	8,464
Proceeds retained by New Westfield Financial(3)	62,640	73,565	84,490	97,053

(1)	Use of proceeds contributed to Westfield Bank are estimates only. Actual amounts will be determined based on future market conditions. Westfield Bank plans to open an additional branch in Westfield, Massachusetts, during the first half of 2007. The estimated cost of this branch opening is $1.2 million.
(2)	Assumes that the employee stock ownership plan purchases up to 8.0% in the stock offering with funds borrowed from us based on the number of shares sold at the minimum, midpoint, maximum and 15% above maximum range of the offering, as indicated, and a per share price of $10.00.
(3)	Invested in U.S. Government and agency securities and mortgage-backed securities.

Mr. William Friar Senior Financial Analyst U.S. Securities and Exchange Commission November 6, 2006	Page 5

Bank Regulatory Capital Compliance, page 33

4.	If true, please revise your presentation to deduct the amount to be acquired by the 2007 RRP from pro forma regulatory capital and make related changes to the filing, as applicable. In this regard, we note that you have increased regulatory capital by the amount to be acquired by the RRP from your prior calculations. In your reconciliation of capital infused into Westfield Bank we note the following:

•	The amount of net proceeds infused does not equal the tabular presentation amount of proceeds contributed to Westfield Bank line item at the various levels of shares sold in the offering appearing on page 29. We also note a reference to the amount to be contributed to Westfield Bank assuming the company sells 17,250,000 shares in the stock offering as $84,827,000 on page 15. It appears that you have also reduced these amounts by 50% of the MHC capital addition.

•	The amount of common stock acquired by the ESOP is deducted from net proceeds infused to arrive at the pro forma increase in regulatory capital.

The following sentence at the top of page 40 of the prospectus has been removed: “For purposes of the table below, the amount to be required by the 2007 Recognition and Retention Plan is deducted from pro forma regulatory capital.” The 2007 Recognition and Retention Plan, if enacted, would be a plan of the Company, and reflected in the Company’s financial statements.

The table on page 40 has been revised to include the addition of the contribution of Westfield Mutual Holding Company assets in the line item captioned “Net Proceeds Infused.” In addition, the summary of the estimated offering proceeds on the cover page of the prospectus, the reference to the amount to be contributed to Westfield Bank on page 15, and the table on page 36 of the prospectus have all been conformed to include the addition of the contribution of Westfield Mutual Holding Company assets.

The amount of common stock acquired by the employee stock ownership plan is deducted from net proceeds infused to arrive at the pro forma increase in regulatory capital because the employee stock ownership plan is a Westfield Bank plan, and reflected in Westfield Bank’s financial statements.

Pro Forma Data – Note (2), pages 38 & 40

5.	We note that you have assumed an interest rate of 0% on the ESOP loan. Please revise to assume a rate commensurate with the bank’s cost of funding the loan. Refer to Staff Accounting Bulletin Topic 1.B.

Footnote 2 on page 45 and page 47 of the prospectus have been revised to reflect that the assumed interest rate on the employee stock ownership plan loan is 8.0%, which the Company believes is representative of the current market for such loans.

Mr. William Friar Senior Financial Analyst U.S. Securities and Exchange Commission November 6, 2006	Page 6

Management’s Discussion And Analysis Of Financial Condition And Results Of

Operations – Comparison Of Financial Condition At December 31, 2005 and December 31, 2004, page 50

6.	Please revise the amount of securities at December 31, 2005 to read $354.9 million.

Page 57 of the prospectus has been revised to reflect the amount of securities at December 31, 2005 as $354.9 million.

Lending Activities –Allowance For Loan Losses, page 75

7.	Please provide a reference to note (2) to the tabular presentation.

The footnote reference at the end of the line item titled “Total loans receivable” in the table on page 82 of the prospectus has been revised to refer to note (2).

Deferred Compensation Agreement, page 109

8.	We note the revisions made to your disclosure regarding Mr. Williams’ participation in the deferred compensation agreement. Please confirm that if Mr. Williams retired tomorrow he would receive $13,393 per month for the longer of his lifetime or 20 years but if he had a debilitating heart attack tomorrow, he would receive $13,393 per month for 10 years only. If so, it appears that you are encouraging the retirement of Mr. Williams which should be disclosed in the appropriate sections.

The deferred compensation agreement has never encouraged retirement because the death and disability benefit (which is less than the normal retirement benefit) would only be payable if the death or disability occurred prior to retirement age. Termination after retirement age (whether for death, disability or retirement) result in the same benefit (i.e., greater of life or 240 months). If this were not the case, then the Commission’s observation would be correct.

Accordingly, the disclosure related to the deferred compensation agreement has been revised to read:

“Deferred Compensation Agreement. Westfield Bank has also entered into a deferred compensation agreement with Donald A. Williams. Under this agreement, the executive is guaranteed monthly payments equal to 70% of his monthly salary after retirement for the remainder of the executive’s life or 240 months, whichever is greater. The amount of these payments is reduced by any payments received from the pension plan and are also reduced by Social Security payments attributable to contributions made by Westfield Bank. Mr. Williams has attained the normal retirement age under this plan and, if he retired, died or became disabled as of December 31, 2006, would receive a monthly payment of approximately $13,393 for the longer of his lifetime or 240 months.”

***

Mr. William Friar Senior Financial Analyst U.S. Securities and Exchange Commission November 6, 2006	Page 7

Should you have any questions, please do not hesitate to call the undersigned, Matthew Dyckman or Samantha M. Kirby at (202) 347-8400.

Very truly yours,

/s/ Richard A. Schaberg

Richard A. Schaberg

cc:	Kathryn McHale, Securities and Exchange Commission
Christina Harley, Securities and Exchange Commission
Donald A. Walker, Securities and Exchange Commission
Donald A. Williams, Westfield Financial, Inc.
James C. Hagan, Westfield Financial, Inc.
Michael J. Janosco, Jr., Westfield Financial, Inc.